

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 10, 2017

Via U.S. Mail
Nitin Amersey
Chief Financial Officer
HPIL Holding
3738 Coach Cove
Sanford, MI 48657

> **Re: HPIL Holding**
> **Amendment 1 to Form 10-K for the fiscal year ended December 31, 2016**
> **Filed July 20, 2017**
> **Amendment 1 to Form 10-Q for the interim period ended June 30, 2017**
> **Filed September 12, 2017**
> **File No. 1-37882**

Dear Mr. Amersey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment 1 to Form 10-K for the fiscal year ended December 31, 2016

Item 9A. Controls and Procedures

Management's annual report on internal control over financial reporting, page 14

1.   We note that management assessed your internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework as of December 31, 2015. Please tell us and revise future filings to disclose whether management conducted its evaluation of the effectiveness of your internal control over financial reporting as of the latest fiscal year and whether they applied the 1992 or 2013 COSO framework in its assessment. Reference is made to Item 308(a)(2) and (3) of Regulation S-K.

Amendment 1 to Form 10-Q for interim period ended June 30, 2017

Item 4. Controls and Procedures, page 18

2.   Please tell us whether your disclosure controls and procedures were ineffective as of the end of the period covered by your report, not as of the filing date of such report; refer to Item 307 of Regulation S-K. Additionally, ensure that in your future periodic filings such assessment is provided as of the proper date.

Part II – Other Information

Item 6. Exhibits

Exhibits 31 and 32

3.   Please include the exhibits required by Items 601(b)(31) and 601(b)(32) of Regulation S-K in all annual and quarterly reports, including amendments to those reports, in future filings.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3395 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/ Isaac Esquivel

                                                Isaac Esquivel
                                                Staff Accountant
                                                Office of Real Estate and
                                                  Commodities